Patterson Park transcript

L: I'm Lonnie Schiller

B: and I'm Brendan Murphy and we're the team behind Patterson Park.

L: I'm with SDG restaurant group and we've developed about 30 restaurants over the last 25 years. We started the Cafe Express concept, and grew it to 17 locations in Houston, Dallas, Austin and Phoenix. And we also started Cafe Annie and we own The Grove in Discovery Green. Over the years, I've learned a lot of lessons about the restaurant business, I've seen a lot of restaurants come and go. We've learned about some of the key elements that allow it to work and not work and that once you get people in the door that's only half the story – you've still got to have strong business operations and you've got to work really hard to keep a lot of the money that you take in. This Patterson Park idea was brought by Brendan and I think it's brilliant.

B: So I brought Lonnie an idea, you know it was a much better operational idea because he had always told me that restaurants are tough. We decided that if we could get a bar going, without food service, we could streamline operations and maximize profitability.

L: We looked at a lot of the different operations around town and we were looking for something that had a great concept, a great location but was also simple and the food truck model, the curated food truck model, simplifies things greatly. That, combined with owning the land gives us a much higher EBITDA at the end of the year. Over the years we've operated, developed and operated, about 30 restaurants. In almost every one of those cases, we have been a tenant and we've had a landlord. And one of my dreams all those years was to someday not be paying rent to the landlord, but be paying rent to ourselves. So, we put together a deal - it wasn't easy buying the five tracts but we did. Now, the advantages are that we have less rent than we would have been paying for comparable rent in the Heights area, but the rents coming to ourselves. So it's a much better situation. We are very happy about the design that we're heading in. Fortunately we were able to tap my partner, Candace Schiller, who has designed over 30 restaurant for us over the years, and another associate, Craig Schuster. Craig was the director of design for Pappas restaurant group for over 20 years. We feel like we have a good design team.

B: The layout's going to be about 5,000 square feet of outdoor space on a very unique tree line location in Houston. We'll have a 4,000 square foot building with skylights to let the sunlight in. You're going to feel like you're outdoors and you're not going to feel like you're in Houston. You've got rotating food trucks, you got TVs for sports, you have entertainment that changes regularly: live music, stand-up comedy - this really keeps it new and interesting for the customer, every time they come back. The demographics are really compelling in the Heights and Rice military area. The population is growing at 4% a year. Median income over the last 20 years has grown from $26,000 per household to $76,000 per household, and the median home value has grown from $130,000 to $450,000 within a 3-mile radius of Patterson Park. We've gone through all the permitting and broken ground just recently. We have a target opening date in Q2 in 2020. Just when the weather turns nice and you can come hang out outside. The money we raised from NextSeed is going to be used to put the finishing touches on the interior and build out of the deck and we really love the idea of raising money from local investors who are going to be able to come in and enjoy the project once it's open.

L: I'm for one super excited about this I've seen a lot of restaurant concepts over the years, a lot of business plans, this is one of the best ones I've ever seen. Combining the concept with the location and the demographics, our program of food trucks, our purchasing of the land, this is a great concept and we hope you can join us.

B: We're really excited about Patterson Park. If you have any questions or comments, please leave them on the NextSeed campaign page, and we'll see you in next spring when we open in Patterson Park.